

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2011

Via E-mail
Robin Lee
Chief Executive Officer
China Resources Development Inc.
c/o SSC Mandarin Investment Group Limited
1402 China Resources Building
26 Harbour Road, Wanchai
Hong Kong

Re: China Resources Development Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 6, 2011
File No. 333-171727

Dear Mr. Lee:

We have reviewed your amended registration statement and letter dated May 6, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Certain Transactions, page 95

1.   We note your disclosure stating that you repurchased 718,750 ordinary shares from your initial shareholders for an aggregate of $0.01 in May 2011. Please tell us how you accounted for the acquisition of these shares. Specifically, please tell us how you

considered the purchase price of $0.01 compared to the fair value of the shares acquired as of the repurchase date.

Experts, page 122

2.   We note the new document filed as exhibit 99.3. Please revise this section to name your Special Chinese Counsel and to describe briefly those matters upon which it opined and provided its expertise.

Note 6 – Subsequent Events, page F-11

3.   Name the Managing Member, explain the purpose of the transfer to him of the referenced shares, and quantify the consideration Mr. Lee received for the shares. Clarify whether the "transfer" to Mr. Ambruz of these shares was in any way related to the advisory fee he has received or will receive. Also state explicitly whether Mr. Ambruz had begun service or agreed to serve as a director at the time of the transfer. Expand the related disclosure in footnote 6 at page 92 to quantify how many shares Mr. Ambruz and GSPL sold to the registrant and to specify precisely when any such sales took place.

Exhibits and Financial Statement Schedules, page II-2

4.   For each exhibit, rather than indicating that it was "previously filed," identify precisely when and with what amendment it was filed. Also, remember to allow time for your response to staff comment once you file as exhibits the final versions of the documents you previously have provided only in preliminary form. For example, we note your responses to prior comments 3 and 4 from our letter to you dated May 2, 2011.

Exhibit 5.1

5.   Please obtain and file a new or revised legality opinion which addresses each of the following comments.

6.   To the extent that the opinion specifies the date, it should reference a good standing certificate as close as possible in time to the date of the signed opinion. It also should not include the phrase "as at the certificate date" in the first numbered opinion paragraph.

7.   The revised legality opinion should eliminate the newly added assumptions (f), (g), (h), and (i). Instead, counsel should render a clean opinion on each required item without such assumptions. For example, it must provide a binding obligation opinion under applicable law with respect to the units. If counsel believes that the units should be treated as shares of capital stock under applicable law, it may opine whether the units will, when sold, be fully paid and non-assessable.

8.   The fourth numbered paragraph, including its reference to the "Securities Documents,"
        requires further clarification.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Robin Lee
China Resources Development Inc.
May 18, 2011
Page 4

You may contact Suying Li at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Jeffrey M. Gallant, Esq.
        Graubard Miller